UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Clear Channel Outdoor Holdings, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

18451C109

(CUSIP number)

Robert H. Walls, Jr.

Executive Vice President, General Counsel and Secretary

iHeartMedia, Inc.

20880 Stone Oak Parkway

San Antonio, Texas 78258

(210) 822-2828

with a copy to:

James S. Rowe

Brian D. Wolfe

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons iHeartMedia, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.1% (see item 5)
(14)	Type of reporting person (see instructions) CO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons iHeartMedia Capital II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.1% (see item 5)
(14)	Type of reporting person (see instructions) OO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons iHeartMedia Capital I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.1% (see item 5)
(14)	Type of reporting person (see instructions) OO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons iHeartCommunications, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.1% (see item 5)
(14)	Type of reporting person (see instructions) CO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons Clear Channel Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.1% (see item 5)
(14)	Type of reporting person (see instructions) CO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons CC Finco, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (see item 5)
(14)	Type of reporting person (see instructions) OO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons Broader Media, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (see item 5)
(14)	Type of reporting person (see instructions) OO

CUSIP No. 18451C109	SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 7 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2015 by the Reporting Persons named therein, as amended by Amendment No. 1 filed with the Commission on December 10, 2015, Amendment No. 2 filed with the Commission on March 15, 2017, Amendment No. 3 filed with the Commission on December 11, 2017, Amendment No. 4 filed with the Commission on March 19, 2018, Amendment No. 5 filed with the Commission on December 18, 2018 and Amendment No. 6 filed with the Commission on March 29, 2019 (the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D, as amended to the date hereof.

This Amendment is being filed to supplement and amend the prior disclosure by the Reporting Persons regarding their plans or proposals with respect to certain securities of Clear Channel Outdoor Holdings, Inc. (the “Issuer”) held by certain of the Reporting Persons.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as set forth below:

In connection with the Separation pursuant to the iHeartMedia Plan of Reorganization, which was confirmed by the Bankruptcy Court on January 22, 2019, on April 24, 2019, Broader Media distributed all of the 100,000,000 shares of CCOH Class B Common Stock held by it to one of the Reporting Persons, Clear Channel Holdings, Inc. (“CCH”). In addition, on April 24, 2019, CC Finco distributed all of the 10,726,917 shares of CCOH Class A Common Stock held by it to CCH.

Item 5.	Interests in Securities of the Issuer

As a result of the distributions described in Item 4 of this Schedule 13D, neither Broader Media and CC Finco beneficially own any shares of CCOH Common Stock or have any sole voting power, shared voting power or sole dispositive power over any shares of CCOH Common Stock. As a result of such distributions, CCH is the direct holder of record of an aggregate of 10,726,917 shares of CCOH Class A Common Stock and 315,000,000 shares of CCOH Class B Common Stock.

As of April 24, 2019, Broader Media and CC Finco ceased to be the beneficial owners of more than 5% of the CCOH Common Stock. As Broader Media and CC Finco now own no CCOH Common Stock, this will be the final Schedule 13D amendment regarding CC Finco and Broader Media until such time, if any, as either Broader Media or CC Finco exceed the 5% ownership threshold.

Following the distributions described in Item 4 of this Schedule 13D, the beneficial ownership, voting power and dispositive power of the other Reporting Persons with respect to the CCOH Common Stock remains unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of April 25, 2019, by and among the Reporting Persons.

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

Exhibit I:	Contribution Agreement, dated December 3, 2015, between Clear Channel Holdings, Inc. and Broader Media, LLC (Incorporated by reference to Exhibit I to the Schedule 13D/A relating to the Class A Common Stock, par value $0.01 per share, of Clear Channel Outdoor Holdings, Inc., filed with the Commission on December 10, 2015 by Clear Channel Holdings, Inc. and the other reporting persons named therein).

Exhibit J:	Restructuring Support Agreement, dated March 16, 2018, by and among iHeartMedia, Inc., the subsidiaries party thereto, and the creditors and equityholders party thereto. (Incorporated by reference to Exhibit 10.1 to the iHeartMedia, Inc. Current Report on Form 8-K, filed with the Commission on March 16, 2018).

Exhibit K	Settlement Agreement, dated December 16, 2018, by and among Clear Channel Outdoor Holdings, Inc., GAMCO Asset Management Inc., Norfolk County Retirement System, Bain Capital Partners, LLC, Thomas H. Lee Partners, L.P., iHeartMedia, Inc. and certain of its debtor affiliates in the iHeartMedia Chapter 11 cases, and the members of Clear Channel Outdoor Holdings, Inc.’s board of directors. (Incorporated by reference to Exhibit 10.1 to Clear Channel Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-228986) filed with the SEC on March 29, 2019).

Exhibit L	Agreement and Plan of Merger, dated March 27, 2019, by and between Clear Channel Holdings, Inc. and Clear Channel Outdoor Holdings, Inc. (Incorporated by reference to Exhibit 2.1 to the Clear Channel Outdoor Holdings, Inc. Current Report on Form-8-K, filed with the Commission on March 28, 2019).

Exhibit M	Settlement and Separation Agreement dated March 27, 2019, by and between Clear Channel Holdings, Inc., Clear Channel Outdoor Holdings, Inc., iHeartCommunications, Inc. and iHeartMedia, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Current Report on Form-8-K, filed with the Commission on March 28, 2019).

Exhibit N	Amendment, dated as of April 24, 2019, to the Settlement and Separation Agreement, dated as of March 27, 2019, by and among Clear Channel Holdings, Inc., Clear Channel Outdoor Holdings, Inc., iHeartCommunications, Inc. and iHeartMedia Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Quarterly Report on Form 10-Q, filed with the Commission on April 25, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2019

Clear Channel Holdings, Inc.

By:	/s/ Lauren E. Dean
Name:	Lauren E. Dean
Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

iHeartCommunications, Inc.

By:	/s/ Lauren E. Dean
Name:	Lauren E. Dean
Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

iHeartMedia Capital I, LLC

By:	/s/ Lauren E. Dean
Name:	Lauren E. Dean
Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

iHeartMedia Capital II, LLC

By:	/s/ Lauren E. Dean
Name:	Lauren E. Dean
Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

iHeartMedia, Inc.

By:	/s/ Lauren E. Dean
Name:	Lauren E. Dean
Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

CC Finco, LLC

By:	/s/ Lauren E. Dean
Name:	Lauren E. Dean
Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

Broader Media, LLC

By:	/s/ Lauren E. Dean
Name:	Lauren E. Dean
Title:	Senior Vice President, Associate General Counsel and Assistant Secretary